09059970

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: K-One Investment Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4943 Old Greenwood Road, Suite 9
(No. and Street)

Fort Smith (City) AR (State) 72903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hankins & Company
(Name – *if individual, state last, first, middle name*)

2917 Old Greenwood Road, Suite 7 (Address) Fort Smith (City) AR (State) 72903 (Zip Code)

SEC Mail Processing Section
MAR 10 2009
Washington, DC
100

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/23/09

OATH OR AFFIRMATION

I, Cynthia Glidewell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K-One Investment Company, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

TINA R. DEAN
Commission No. 12365449
NOTARY PUBLIC
My Commission Expires April 14, 2018
SEBASTIAN CO. ARKANSAS

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

K-One Investment Company, Inc.

Independent Auditors' Report and Financial Statements

December 31, 2008

HANKINS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
2917 Old Greenwood Road, Suite 7
Fort Smith, Arkansas 72903
hankinscpafirm.com

K-One Investment Company, Inc.

December 31, 2008

Table of Contents

HANKINS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
2917 Old Greenwood Road, Suite 7
Fort Smith, Arkansas 72903
hankinscpafirm.com

Phone: (479) 646-6730 **Fax: (479) 646-2659**

Independent Auditors' Report on Financial Statements

Board of Directors
K-One Investment Company, Inc.
Fort Smith, Arkansas

We have audited the accompanying balance sheet of K-One Investment Company, Inc. as of December 31, 2008, and the related statement of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K-One Investment Company, Inc. as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Fort Smith, Arkansas
February 24, 2009

Hankins & Company

K-One Investment Company, Inc.

Balance Sheet

December 31, 2008

Assets

Current Assets		
Cash	$	93,150
Accounts receivable		21,186
Refundable income taxes		64,306
Prepaid expenses and other		3,035
		181,677
Equipment, at cost		
Office furniture and fixtures		49,158
Less accumulated depreciation		21,076
		28,082
	$	209,759

Liabilities and Partners' Equity

Current Liabilities		
Current maturities of long-term debt	$	12,799
Accounts payable		41,974
Accrued expenses		8,625
		63,398
Long-term Debt		10,592
Deferred Income Taxes		1,130
Stockholders' Equity		
Preferred stock, 1,600 outstanding		40,000
Common stock, $1 par value; authorized 25,000 shares; issued and outstanding 21,969 shares in 2008		28,969
Additional paid-in capital		88,772
Retained earnings (deficit)		(23,102)
		134,639
	$	209,759

See Notes to Financial Statements

K-One Investment Company, Inc.

Statement of Operations

Year Ended December 31, 2008

Revenues	$	5,023,583
Operating expenses		
Commissions		4,885,670
Professional fees		118,453
Bonuses		-
Insurance		1,743
Regulatory expense		26,913
Bank charges		4,123
Taxes and licenses		28,844
Utilities		18,723
Travel and lodging		37,250
Depreciation		7,081
Postage and supplies		51,700
Management fee		12,000
Rent		27,124
Consulting expense		24,500
Software support		650
Repairs and maintenance		-
Other		55,231
		5,300,005
Operating income (loss)		(276,422)
Other income (expense)		
Interest income		3,491
Interest expense		(5,307)
Other		2,342
		526
Income (loss) before income taxes		(275,896)
Provision (credit) for income taxes		(71,598)
Net income (loss)	$	(204,298)

See Notes to Financial Statements

K-One Investment Company, Inc.

Statement of Stockholders' Equity

Year Ended December 31, 2008

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2008	$ 21,000	$ -	$ 23,772	$ 181,196	$ 225,968
Net income (loss)	-	-	-	(204,298)	(204,298)
Issuance of preferred stock	-	40,000	-	-	40,000
Contribution of capital	-	-	65,000	-	65,000
Issuance of common stock	7,969	-	-	-	7,969
Balance, December 31, 2008	$ 28,969	$ 40,000	$ 88,772	$ (23,102)	$ 134,639

See Notes to Financial Statements

K-One Investment Company, Inc.

Statement of Cash Flows

Year Ended December 31, 2008

Operating activities		
Net income (loss)	$	(204,298)
Item not requiring cash:		
Depreciation		7,081
Income taxes payable		(6,584)
Changes in:		
Accounts receivable		236,296
Prepaid expenses		(396)
Accounts payable and accrued expenses		(475,533)
Income taxes receivable		1,105
Net cash provided by (used in) operating activities		(442,329)
Investing activities		
Purchase of equipment		(3,269)
Sale of securities		25,000
Net cash provided by (used in) investing activities		21,731
Financing activities		
Principal paid on long-term debt		(11,443)
Preferred stock issued		40,000
Common stock issued		7,969
Additional paid-in capital		65,000
Short term borrowings		(34,965)
Net cash provided by (used in) financing activities		66,561
Increase (decrease) in cash		(354,037)
Cash, beginning of year		447,187
Cash, end of year	$	93,150
Supplemental cash flows information		
Income taxes paid (net of refunds)	$	(67,219)

See Notes to Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

K-One Investment Company, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's revenues are predominately earned from underwriting fees and commissions from Regulation D private offerings. Underwritings are provided primarily for corporate real estate ventures throughout the United States of America. The Company has unsecured accounts receivable for revenues earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due upon receipt of the invoice. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Equipment

Equipment is depreciated over the estimated useful life of each asset. Annual depreciation is computed using the straight-line method.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

K-One Investment Company, Inc.

Notes to Financial Statements

December 31, 2008

Revenue Recognition

Revenue is recognized as of the closing date for transactions.

Note 2: Long-Term Debt

		2008
Note payable, FINRA	$	23,391
Less current maturities		(12,799)
	$	10,592

The note is due September 2010; payable in monthly installments of $1,232, including interest at prime plus 3%; unsecured.

Aggregate annual maturities of long-term debt at December 31, 2008, are:

2009	$	12,799
2010		10,592
	$	23,391

Note 3: Income Taxes

The provision for income taxes includes these components:

		2008
Taxes currently payable	$	(65,014)
Deferred income taxes		(6,854)
Income tax expense (benefit)	$	(71,598)

K-One Investment Company, Inc.

Notes to Financial Statements

December 31, 2008

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

		2008
Computed at the statutory rate (34%)	$	(93,808)
Difference resulting from:		
State income taxes		(1,650)
Graduated tax rates		27,724
Change in effective deferred tax rates		(3,864)
Actual tax provision (benefit)	$	(71,598)

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

		2008
Deferred tax liability		
Tax over book depreciation	$	(3,414)
Tax benefit of NOL carryforward		2,284
Net deferred tax liability	$	(1,130)

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn in the resulting net capital ratio would exceed 10 to 1.

At December 31, 2008, the Company had:

		2008
Net capital, as defined	$	18,031
Required net capital		5,000
Excess net capital	$	13,031
Ratio of aggregate indebtedness to net capital		4.10 to 1

Note 5: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Major Customers

Substantially all of the Company's revenues are earned from underwriting fees and commissions from Regulation D private offerings. There are a limited number of available offerings. Revenue from one unrelated customer comprised 67% of the company's 2008 revenues.

SUPPLEMENTAL INFORMATION

K-One Investment Company, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Net Capital	
Total stockholder's equity	$ 134,639
Deductions	
Fixed assets	28,082
Other non-allowable assets	88,527
Rounding	
Total deductions	116,609
Net capital	18,030
Minimum required net capital	5,000
Net capital in excess of minimum requirement	$ 13,030
Aggregate Indebtedness	
Accounts payable, accrued expenses and long-term debt	$ 73,990
Ratio of Aggregate Indebtedness to Net Capital	4.10 to 1

There were no variances between this computation of net capital and the Registrant's computation filed with Part II of Form X-17 A-5 as of December 31, 2008. Accordingly, no reconciliation is necessary.

HANKINS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
2917 Old Greenwood Road, Suite 7
Fort Smith, Arkansas 72903
hankinscpafirm.com

Phone: (479) 646-6730 **Fax: (479) 646-2659**

Independent Auditor's Report on Internal Control

Board of Directors
K-One Investment Company, Inc.
Fort Smith, Arkansas

In planning and performing our audit of the financial statements and supplemental schedules of K-One Investment Company, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States Of America, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be detected or prevented by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, we noted the following matter involving the control environment, accounting system, and control activities and their operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of K-One Investment Company, Inc. for the year ended December 31, 2008 and this report does not affect or report thereon dated February 27, 2009.

> The Company's accounting functions are performed primarily by a single employee. These duties include receipt and deposit of funds; preparing, signing, and recording of checks.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on the understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hawkins & Company

Fort Smith, Arkansas
February 24, 2009

K-One Investment Company, Inc.

Independent Auditors' Report and Financial Statements

December 31, 2008

HANKINS & COMPANY
Certified Public Accountants